Exhibit 99.1

Horwitz, Cron & Jasper
A Professional Law Corporation
Attorneys at Law

4 Venture Plaza, Suite 390
Irvine, California 92618
Telephone (949) 450-4942
Facsimile  (949) 453-8774

March 3, 2009

PERSONAL AND CONFIDENTIAL
Mr. George Alvarez, CEO
CHINA TEL GROUP, INC.
8105 Irvine Center Drive, Suite 800
Irvine, CA 92618

Re:          Retention of HORWITZ, CRON & JASPER
Subject:  General Business Representation of CHINA TEL GROUP, INC.

Dear Mr. Alvarez:

This correspondence will serve to confirm that you have engaged our firm to provide services for the general business representation of CHINA TEL GROUP, INC. (the “Matter”).  In general, our representation will include a review and analysis of all information you provide in connection with the above-referenced matter, analysis of the materials, consultations, phone conferences, preparation of agreements and other documents, regulatory filings and/or our recommendations in connection with the further handling of the various matters.

We have found that our clients appreciate having our billing procedures explained in writing.  Experience has shown that the attorney-client relationship works best when there is a mutual understanding about fees, costs and payment terms.  Accordingly, we take this opportunity to outline the terms on which we propose to provide our professional services.

To help us determine the value of our services, we ask each of our lawyers and legal assistants to maintain time records for each client and matter.  The time records are reviewed bi-weekly by the billing attorney assigned to you before an invoice is rendered.  All of our services are billed at the hourly rate then in effect for the attorney or legal assistant who is performing the work.  The attorneys, paralegals and legal assistants working on your matters will bill their time at an hourly rate varying from $100.00 (One Hundred Dollars) to $285.00 (Two Hundred Eighty-Five Dollars), depending upon their experience level and the complexity of the matter.

It is our usual and customary practice to require clients to remit a retainer to the firm for each individual matter for which services are rendered.  Please note we hare waiving all retainer fees at this time.

It is our policy to serve you with the most effective support systems available, while at the same time allocating the costs of such systems in accordance with the extent of usage by individual clients.  Therefore, in addition to our fees for legal services, we will also invoice separately for certain costs and expense disbursements, including telephone, facsimile, messenger, courier and other communication costs, reproduction, document retrieval, staff overtime when required by the client or the matter’s timing,

Mr. George Alvarez, CEO
CHINA TEL GROUP, INC.
October 16, 2008

computer research facilities, document preparation on word processing, and other costs and expenses incurred on your behalf (“costs/expenses”).

We will forward our invoices on a monthly basis, and each invoice, unless otherwise specified, represents our fees and out-of-pocket costs advanced on your behalf through the end of the preceding month.  We make every effort to include disbursements in the statement for the month in which the disbursements are incurred.  However, some disbursements, such as telephone charges, are often not available to us until the following month, in which case, those disbursements will be included on a subsequent invoice.  Payment is due upon presentation of the invoice, and all invoices which remain unpaid after thirty (30) days from the invoice date are assigned a late payment charge of ten percent (10%) per annum.  In the unlikely event we are required to incur legal and/or other costs to recover amounts due for fees and/or costs/expenses on your account, you will be responsible for the payment of those amounts as well.

We hope this adequately explains our fees and billing procedures.  We encourage you to discuss with us any questions you may have regarding these policies and procedures, either at the inception of our engagement or at any time during its course.  If the terms set forth above are satisfactory, please sign the enclosed copy of this letter and return it to us either by facsimile or regular U.S. Mail.

We thank you for selecting our firm for your legal representation and we look forward to working closely with you toward a speedy and successful completion of this matter.

Sincerely,

HORWITZ, CRON & JASPER, P.L.C.

/s/Lawrence M. Cron

Lawrence M. Cron

APPROVED:

CHINA TEL GROUP, INC.

Date: October 16, 2008	By:	/s/George Alvarez
GEORGE ALVAREZ
Its Chief Executive Officer